New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5800 fax sophia.hudson@davispolk.com

November 20, 2017

Re:	Entera Bio Ltd. Registration Statement on Form F-1 Submitted November 3, 2017 CIK No. 0001638097 CONFIDENTIAL

Ms. Ada D. Sarmento and Ms. Mary B. Breslin

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Sarmento and Ms. Breslin,

On behalf of our client, Entera Bio Ltd., a company incorporated in Israel with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated November 17, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing an amended Registration Statement (“Amendment No. 1”) together with this response letter. The amended Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 (including newly-filed exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement publicly filed on November 9, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.

Ms. Ada D. Sarmento
Ms. Mary B. Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission	November 20, 2017

Draft Registration Statement on Form F-1

Summary, page 3

1.	Please revise your table to disclose the “Additional Platform Molecules” that are in the discovery phase and specify the additional indications they address. Alternatively, remove them from the pipeline table.

Response:	In response to the Staff’s comment, we have revised the disclosure on pages 5, 85 and 87 of the Registration Statement.

Exhibits

2.	Please file Exhibit A-2 to Exhibit 10.1 and an execution version of Exhibit 10.12.

Response:	In response to the Staff’s comment, the Company has filed a revised copy of Exhibit 10.1, which now includes the Exhibit A-2.

The Company respectfully advises the staff that in connection with the Convertible Promissory Note and Loan Agreements (the “2016 Loan Agreements”) to which Exhibit 10.12 relates, the Company entered into 25 such 2016 Loan Agreements relating to loans aggregating approximately $7.44 million. Each such agreement is substantially identical in all material respects except for the lender and the amount for which the loan was made. For this reason, the Company chose to file a form agreement. In response to the Staff’s comment, the Company has revised the reference to this agreement in the exhibit index to the Registration Statement to clarify that such agreement is presented as a form, and the Company has included with the exhibit a schedule detailing the parties to the 2016 Loan Agreements and the amounts to which each such party’s 2016 Loan Agreement relates.

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5800 (fax) or sophia.hudson@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5800 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sophia Hudson
Sophia Hudson

Ms. Ada D. Sarmento
Ms. Mary B. Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission	November 20, 2017

cc:	Via E-mail Dr. Phillip Schwartz, Chief Executive Officer Mira Rosenzweig, Chief Financial Officer Entera Bio Ltd. Michael Kaplan, Davis Polk Ivan Blumenthal, Mintz Levin